UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X204
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,609,039

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,609,039

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,609,039

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,609,039

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,609,039

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,609,039

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,582,394

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,582,394

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,582,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

510,492

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

510,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,492

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WBox 2015-7 Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	78636X204

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America.  This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ( "WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), (v) WBox 2015-7 Ltd., a British Virgin Islands company; and (vi) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)
The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WBox 2015-7 Ltd. is Waterfront Drive, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands VG1110.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(c)
WA manages and advises private investment funds, including WMP and WCP (the "WA Private Funds").  WA also manages WBox 2015-7 Ltd.   WB GP serves as general partner of private investment funds, including WMP and WCP.  The principal business of WMP and WCP is investments.  WBox 2015-7 Ltd. is a special purpose vehicle, which held Shares for which certain of the WA Private Funds, including WMP and WCP, were the indirect beneficial owners (see Item 5(e)).  The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertant violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, WA may be deemed to be the beneficial owner of 2,609,039 Shares, constituting 27.9% of the Shares of the Issuer, based on 9,358,529 Shares outstanding as of June 21, 2017.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,609,039 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,609,039 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 2,609,039 Shares, constituting 27.9% of the Shares of the Issuer, based on 9,358,529 Shares outstanding as of June 21, 2017.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,609,039 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,609,039 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,582,394 Shares, constituting 16.9% of the Shares of the Issuer, based on 9,358,529 Shares outstanding as of June 21, 2017.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,582,394 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,582,394 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 510,492 Shares, constituting 5.5% of the Shares of the Issuer, based on 9,358,529 Shares outstanding as of June 21, 2017.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 510,492 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 510,492 Shares.

As of the date hereof, WBox 2015-7 Ltd. does not beneficially own any Shares.

WBox 2015-7 Ltd. does not have: (i) the sole power to vote or direct the vote of Shares; (ii) the shared power to vote or direct the vote of Shares; (iii) the sole power to dispose or direct the disposition of Shares; nor (iv) the shared power to dispose or direct the disposition of Shares.

(c)  No transactions in the class of securities reported on have been effected during the past sixty days, except for the pro-rata, in-kind distribution of the 1,026,461 Shares held by WBox 2015-7 Ltd. to its shareholders on July 25, 2017.
(d) Certain Shares are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner.  None of these investment funds individually own more than 5% of the outstanding shares, except for WMP and WCP.

(e)  As of July 25, 2017 WBox 2015-7 Ltd. ceased to be the beneficial owner of more than five percent of the Shares and, accordingly, this is WBox 2015-7 Ltd.'s final 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 5(c) for a description of the disposition of Shares by WBox 2015-7 Ltd. There have been no other material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit C:  Board Members of Whitebox General Partner LLC
Exhibit O: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2017
(Date)

Whitebox Advisors LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

WBox 2015-7 Ltd.

By:	/s/ Mark Strefling
Mark Strefling
Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 2, dated July 27, 2017, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

July 27, 2017
(Date)

Whitebox Advisors LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Executive Officer

WBox 2015-7 Ltd.

By:	/s/ Mark Strefling
Mark Strefling
Director

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	280 Park Ave Suite 2803 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Exelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board Member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board Member Whitebox Advisors LLC	USA

Exhibit C

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Exelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board Member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board Member Whitebox Advisors LLC	USA

SK 28410 0001 7578275